                                                                     EXHIBIT (a)

                        PRESS RELEASE FROM SECURITAS AB

                                                                  August 3, 2000
Securitas to acquire Burns

* Securitas and Burns International Services Corporation in the US, with total annual sales of about SEK 13.3 billion (USD 1.5 billion), have today signed a definitive merger agreement for Securitas to acquire Burns for a consideration of SEK 4.1 billion (USD 457 million).

* The new group is expected to have combined annual sales of about SEK 48 billion (USD 5.3 billion) and will have about 210,000 employees.

Securitas (SSE: SECU) through Securitas Acquisition Corporation and Burns International Services Corporation (NYSE: BOR) have signed a definitive merger agreement for Securitas to acquire all of the outstanding shares of Burns. Pursuant to the agreement, Securitas will pay USD 21.50 per share for each outstanding share of Burns common stock, for an aggregate consideration of approximately USD 457 million. Burns currently has approximately 19.9 million shares of common stock issued and outstanding and approximately 2.2 million shares of common stock reserved for issuance upon exercise of stock options. The average share price over the last month has been USD 12.9.

The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered pursuant to which the remaining shareholders will receive cash in the same amount as paid in the tender offer. As a result of the transaction, Burns will become an indirectly wholly owned subsidiary of Securitas. Burns has granted Securitas an option to purchase up to 19.9 percent of Burns' shares under certain circumstances. In addition, the directors and certain executives of Burns have committed to tender their shares, aggregating approximately 5 percent, pursuant to the tender offer. The transaction has been recommended by the Boards of Directors of Burns and Securitas.

Securitas expects to commence its cash tender offer during the week of August 7, 2000. The cash tender offer is subject to Securitas receiving at least a majority of the fully diluted shares of Burns as well as the requisite regulatory approvals.

Burns

Burns was founded in 1909 and is the second largest guarding company in the USA. The company has 320 offices and 58,000 employees in the USA, Canada, England, Ireland and Colombia. The company has about 14,000 customers. Burns is active in permanent and mobile guarding services, alarm monitoring and security consulting and investigation.

For the year 2000, Burns' sales are expected to reach about SEK 13.3 billion (USD 1.5 billion), of which MSEK 738 (MUSD 82) is in England and Ireland and MSEK 450 (MUSD 50) is in Canada. The operating margin is about 4 percent.

Per June 30, 2000 operating capital employed was MSEK 1,287 (MUSD 143), goodwill was MSEK 936 (MUSD 104), net debt was MSEK 1,863 (MUSD 207) and shareholders' equity was MSEK 360 (MUSD 40).

Burns also owns 49 percent of the shares in Loomis Fargo Inc, the second largest Cash In Transit operator in the USA with annual sales of about MUSD 400 and an operating margin of about 7 percent.

The acquisition

The acquisition will give rise to goodwill of MSEK 4,338 (MUSD 482) which will be amortized over 20 years. The annual acquisition costs are expected to reach MSEK 540 (MUSD 60). The restructuring reserve is estimated to MSEK 225 (MUSD
25).

The new Securitas

As a result of the acquisition, Securitas will strengthen its position as the world's leading security company with operations in more than 30 countries and about 210,000 employees. The Group's sales will be about SEK 48 billion, the equivalent of about USD 5.3 billion, of which SEK 25 billion (USD 2.8 billion) are attributable to the USA.

Thomas Berglund, President and Chief Executive Officer of Securitas comments:
"Since summer 1999, our American guarding operations have been reorganized with a clear focus on local responsibility for growth and profitability. After the acquisitions of APS and First Security in January 2000, the number of regions has been increased, and these acquisitions are now integrated and operations are developing according to plan. We are now ready to take a new large step, and the acquisition of Burns will give us an excellent position from which to lead the development of the American security market".

John A. Edwardson, chairman and Chief Executive Officer of Burns, said, "I am pleased that Burns will be joining the world's largest security organization. This provides our customers unparalleled access to the best security services in the world, and offers our employees exceptional career growth opportunities."

In the short term, synergy gains are expected to be achieved through a reduction in head office costs through combination of functions with Pinkerton. The operations in England and Canada will be combined with existing operations in Securitas. In this way, the acquisition is expected to have a positive effect on income as well as free cash flow.

In the long term, growth, both organic and through acquisitions, combined with increased margins will make a strong contribution to continued good development for Securitas in line with the previously presented five year vision.

The acquisition requires approval from the American competition authorities and presuming that this is received, the acquisition is expected to be completed in September.

Financing

Securitas has obtained a credit facility from Deutsche Bank for a maximum of MUSD 800 to finance the cash tender and other related costs and expenses.

Further information regarding the cash tender offer

Further information will be provided today at the Securitas Information Meeting regarding Securitas AB's Interim Report, January - June, 2000:

Time:     Thursday, August 3, 2000, at 3 p.m. CET.
Place:    Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Agenda:   3 p.m.-3.30 p.m. CET: Presentation
          3.30 p.m. CET: Q & A session

The presentation slides will be available at: www.securitasgroup.com, at approximately 2.30 p.m. CET, Thursday, August 3.

The meeting can also be followed via a telephone conference or on the internet.

Telephone conference:   Phone number: +44 20 8240 8243
                        Conference name: Securitas

Internet:    www.securitasgroup.com, alternatively, www.financialhearings.com

A recorded version of the presentation will be available for ten days after the information meeting at phone number: +44 20 8288 4459, kod 689422 and on www.securitasgroup.com.

Information to Burns shareholders

BURNS SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS WHICH WILL CONTAIN IMPORTANT INFORMATION AND WHICH WILL BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHEN THE OFFER IS COMMENCED. COPIES OF THE TENDER OFFER MATERIALS WILL BE PROVIDED TO BURNS SHAREHOLDERS AT NO EXPENSE TO THEM AND, WHEN FILED, WILL BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Further information can be obtained from Thomas Berglund, President and CEO, Amund Skarholt, Executive Vice President and COO, Hakan Winberg, Executive Vice President and Chief Financial Officer, and Camilla Weiner, Manager Investor Relations, telephone +46 8 657 74 00